Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX REPORTS FOURTH QUARTER

AND FULL-YEAR 2019 RESULTS

MONTERREY, MEXICO, FEBRUARY 12, 2020– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that, on a like-to-like basis for ongoing operations and adjusting for currency fluctuations, consolidated net sales remained flat during the fourth quarter of 2019 at US$3.3 billion and decreased 1% for the full year 2019 to US$13.1 billion versus the comparable periods in 2018. Operating EBITDA, also on a like-to-like basis, decreased 15% during the fourth quarter of 2019 to US$554 million and decreased by 10% for the full year to US$2.4 billion.

CEMEX’s Consolidated Fourth Quarter 2019 Financial and Operational Highlights

•	The performance of quarterly consolidated net sales on a like-to-like basis was due to higher prices for our products, in local-currency terms, in all our regions, that were offset by lower volumes.

•	Operating earnings before other expenses, net, in the fourth quarter decreased 31% to US$282 million and decreased by 21%, to US$1.3 billion, for the full year 2019, both on a like-to-like basis.

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Controlling interest net loss during the quarter was US$238 million, compared with a loss of US$37 million in the same period of 2018. Controlling interest net income for the full year decreased to US$143 million from US$528 million in 2018.

•	Operating EBITDA on a like-to-like basis decreased 15% during the quarter to US$554 million and decreased by 10% for the full year to US$2.4 billion, as compared to the same periods in 2018.

•	Operating EBITDA margin during the quarter decreased to 17.0% from 19.9% in the prior year period. For the full year, operating EBITDA margin decreased to 18.1% from 19.9% during 2018.

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Free cash flow after maintenance capital expenditures for the quarter increased by 38% to US$526 million, compared with the same quarter of 2018. For the full year 2019, free cash flow after maintenance capital expenditures reached US$695 million and conversion of EBITDA into free cash flow after maintenance capex reached 29%.

“In a very challenging year with weaker macroeconomic and market conditions prevailing in several of our operations, we were able to limit the downside to our EBITDA and free-cash-flow generation through the decisive and proactive initiatives under our ‘A Stronger CEMEX’ program,” said Fernando A. Gonzalez, Chief Executive Officer of CEMEX. “We are cautiously optimistic about the outlook for 2020, with expected improved market conditions in our two main markets, Mexico and the U.S., and continued favorable performance in our Europe region. We remain committed to our ‘A Stronger CEMEX’ initiatives, which will further help in strengthening our capital structure and reposition our portfolio for higher growth.”

“Climate change has been a priority for CEMEX for many years. Our efforts have brought significant progress to date, but we need to do more. This is why we have defined a more ambitious target for CO2 emissions by 2030: a reduction of 35% to ensure alignment with the Paris Agreement commitments. In addition, we are now establishing an ambition to deliver net-zero CO2 concrete by 2050. We will publish a detailed position paper on climate action on February 18.”

Consolidated Corporate Results

During the fourth quarter of 2019, controlling interest net loss was US$238 million, versus a loss of US$37 million in the same period last year. Controlling interest net income for the full year was US$143 million, a decline from an income of US$528 million in 2018.

Net debt plus perpetual notes decreased by US$163 million during the quarter. During 2019, net debt plus perpetual notes was reduced by approximately US$400 million, which represents approximately a 4% reduction from the debt level as of the end of 2018.

Geographical Markets Fourth-Quarter 2019 Highlights

Net sales in Mexico decreased 11% on a like-to-like basis in the fourth quarter of 2019 to US$722 million. Operating EBITDA, on a like-to-like basis, decreased 21% to US$227 million in the quarter, versus the same period of the previous year.

CEMEX’s operations in the United States reported net sales of US$935 million in the fourth quarter of 2019, an increase of 8% on a like-to-like basis from the same period in 2018. Operating EBITDA decreased by 18% on a like-to-like basis to US$149 million versus the same quarter of 2018.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$399 million during the fourth quarter of 2019, a decline of 3% on a like-to-like basis over the same period of 2018. Operating EBITDA increased by 8% on a like-to-like basis to US$101 million in the fourth quarter of 2019, in contrast to the same quarter of 2018.

In Europe, net sales for the fourth quarter of 2019 decreased by 1% on a like-to-like basis, compared with the same period of the previous year, reaching US$741 million. Operating EBITDA was US$98 million for the quarter, 14% higher than the same period last year on a like-to-like basis.

Net sales in Asia, Middle East and Africa decreased 4% in the fourth quarter of 2019 to US$354 million versus the same quarter of 2018 on a like-to-like basis. Operating EBITDA for the quarter was US$50 million, 1% higher on a like-to-like basis than the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable services. CEMEX has a rich history of improving the wellbeing of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit: www.cemex.com

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This press release contains forward-looking statements and information within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intend, but are not limited to, these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “should,” “could ,”“continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential,” “guidance,” “target,” “strategy” and “intend” or other similar words. These forward-looking statements, and in particular in the case of CEMEX’s new plan, “A Stronger CEMEX”, reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, but are not limited to: the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact its business, such as, but not limited to, the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CEMEX operates or that affects its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy its obligations under CEMEX’s material debt agreements, the indentures that govern CEMEX’s outstanding senior secured notes and CEMEX’s other debt instruments; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on its cost of capital; loss of reputation of our brands; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from its cost-reduction initiatives and implement its global pricing initiatives for CEMEX’s products, including CEMEX’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for CEMEX’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect CEMEX’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency of bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. CEMEX assumes no obligation to update or correct the information contained in this press release. Readers are urged to read this press release and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in this press release is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.